FIRST NATIONAL CORPORATION ANNUAL REPORT 2001


creating
value

MISSION

First Bank and

First National Corporation

will provide quality

financial services with integrity,

and grow profitably,

thereby creating

shareholder value, and

enhancing our communities

and employee opportunities.

Creating Value Through Focused Management



Executive Committee: Dennis A. Dysart, John Norton, Harry S. Smith, Stephen C. Pettit and J. Andrew Hershey.

First Bank's commitment to invest in talented, well-trained people both within the corporation and in the marketplace has enabled us to expand our markets and increase our share price.

With two new state-of-the art financial service centers planned for this year, our officers and staff will be equipped to leverage opportunities for profit and value for our clients and shareholders.

Our employees are earning actual ownership of the corporation as part of their retirement benefits. This year First National Corporation initiated an Employee Stock Ownership Plan (ESOP), demonstrating management's confidence in the value of our stock.

Investing in Exceptional People Builds Assets

We know that talented, well-trained people consistently add value to our financial product mix. Their energy and enthusiasm to craft creative solutions while overcoming many obstacles give First Bank the competitive edge we seek to grow our assets.

During the past year the First Bank loan department has gone the extra mile to provide financial assistance to many small businesses in our region. We'd like to share three success stories that illustrate how First Bank partnered with three business owners to build value – for them and for us.

Our loan officers enabled Darryl Weatherholtz to qualify for and receive a Small Business Association (SBA) Loan to purchase Fussell Florist in Front Royal. First Bank listened with respect and understood Darryl's plans and dreams. Based on his rapid success, we are now looking at ways to provide additional financial support. As a result of our innovative solutions, not only was this venture made possible, but six jobs were saved, and the community retained an established florist business.

Larry Cain moved his Val-Pak business forward with the help of loan officers who understood his special needs. First Bank listened to his proposal, and could see value in this opportunity and in Larry. The good news is that Larry has significantly increased his sales during the past two years.

Last year the First Bank loan department navigated the obstacles with Gary and Gloria Haines of Autobank to purchase and renovate a historic building in Stephens City for their auto dealership. A year later they have a thriving auto dealership in a unique setting and are a valued addition to the Stephens City business community.



Leveraging Opportunities to Increase Profits

First Bank's tri-county market – Winchester/Frederick County, Warren County and Shenandoah County – is located adjacent to one of the fastest growing commercial markets in the mid-Atlantic region. As peoples needs change, we must change. We are constantly re-inventing our products to increase their value and make them easy and convenient to use.

We continue to bundle our title insurance into our home mortgage package to make the settlement process as seamless as possible. Consumer loans for automobiles, commercial loans for plant expansions and business start-ups still make up a large percentage of our product portfolio. Business counseling services are offered when necessary and appropriate.

Whether planning for a home, college, retirement or business expansion, we want to help our customers meet their financial objectives. Our PrimeVest investment executives can help you choose which stocks and bonds, trusts, mutual funds and annuities meet your goals.

We care about the lack of time in today's world, so we're bringing the bank to our customers. First Bank ATM machines are located in strategic locations in the tri-county area for our customers' convenience.

Small business owners and individuals get an up-to-date snapshot of their financial value with *@FirstBusiness* or *@firstbank*, our internet banking products. These valuable tools help our customers make smart, informed, timely personal and business decisions.

We want to help our customers live better for less. With the Generations Gold Club program, our customers have saved money on travel, entertainment, health services, groceries and more. This exciting program saves on a multitude of expenses for our participants, allowing them to leverage their resources for major expenditures such as home ownership.

During these high-speed technological times, when equipment is outdated the day after it's purchased, leasing often makes good economic sense. We offer a wide variety of equipment leasing packages through our partnership with BancLeasing.com.

As new opportunities arise we will be ready to forge new relationships with innovative products and services to better serve our customers.



Expanding Our Markets for the Future

First Bank has committed significant capital to building two state-of-the-art financial centers in Front Royal and Winchester in the coming year. Both of these financial centers will add value and profits in future years.

A New Way to Bank

Great care has gone into the design and functionality of these two service centers to allow each customer to be served in a way that best suits them. In addition to being able to meet with our regular deposit and loan representatives, there will be specialists in many fields – brokerage services, mutual funds, and mortgage banking – available to offer assistance. There will also be a children's waiting area full of fun activities and a personal computer café where customers can relax, have coffee, watch the stock market and do trades.

Market expansion cannot be successful unless the foundation that supports it also grows. We believe it is important to invest in the educational component of our community – our public schools, community college and university. These institutions are responsible for the education of the people who work at First Bank and their children. We believe that contributing to community education projects enrich the lifestyle of our community, and we all benefit from that.

The Bank and its employees are currently giving to the expansion of the Strasburg Community Library – a necessary educational resource for the public schools as well as the regional community.

We are pledging our support for the proposed science building at Lord Fairfax Community College. This will enhance their science and technology curriculum. Lord Fairfax provides an affordable education to prepare our population for an ever-changing workplace.

The new Shenandoah University Football Stadium will give the University a first-class athletic complex to build upon, and First Bank is proud to contribute to this project.

The future is both challenging and exciting in the fast-paced world we live in. We believe by investing in exceptional people, leveraging opportunities and expanding our markets we will continue to create value.



Board of Directors



(Front row) James R. "Richie" Wilkins, III, Harry S. Smith, and Noel M. Borden.*(Standing)* W. Allen Nicholls, Byron A. Brill, Charles E. Maddox, Jr., and Alson H. Smith, Jr.



(Front row) Elizabeth A. Cottrell, Douglas C. Arthur, and James A. Davis. *(Standing)* Christopher E. French, John K. Marlow and Henry L. Shirkey.

Noel M. Borden
Chairman
First National Corporation
First Bank
Past President, H.L. Borden Lumber Co.

Douglas C. Arthur
Vice-Chairman/Secretary
First National Corporation
First Bank
Attorney

Harry S. Smith
President/Chief Executive Officer
First National Corporation
First Bank

Dr. Byron A. Brill
Periodontist

Elizabeth H. Cottrell
President
Riverwood Technologies

Dr. James A. Davis
President
Shenandoah University

Christopher E. French
President
Shenandoah Telecommunications Co. and Subsidiaries

Charles E. Maddox, Jr.
Chief Engineer
G.W. Clifford & Associates

W. Allen Nicholls
President
Nicholls Construction, Inc.

Henry L. Shirkey
Customer Service Representative
Holtzman Oil Company
Retired Community Banker

Alson H. Smith, Jr.
Chairman
Shenandoah Foods, Inc.

John K. Marlow
President
Marlow Motors

James R. "Richie" Wilkins, III
President
Wilkins Development Corp.

Financial Highlights


NET INCOME
ASSETS
DEPOSITS
STOCKHOLDERS' EQUITY
NET LOANS
97 98 99 00 01

	2001	2000	% Change
For the Year			
Total Operating Income	$ 18,893,321	$ 18,353,333	2.9
Total Operating Expense	16,285,342	16,216,546	0.4
Net Income	2,595,334	2,136,787	21.5
Cash Dividends Declared	1,027,040	952,224	7.9
Year End			
Assets	$ 249,354,496	$ 229,328,847	8.7
Deposits	197,478,818	175,194,364	12.7
Stockholders' Equity	21,600,230	19,329,449	11.7
Net Loans	185,649,544	165,145,316	12.4
Per Share			
Book Value	$ 27.34	$ 24.47	11.7
Net Income, basic	3.29	2.69	22.3
Net Income, diluted	3.29	2.69	22.3
Cash Dividends Declared	1.30	1.20	8.3

Market Information

	2001		2000	
Quarter	*High*	*Low*	*High*	*Low*
1st	$24.00	$23.25	$27.00	$22.50
2nd	$33.00	$24.75	$23.00	$22.00
3rd	$34.00	$30.25	$22.00	$21.25
4th	$33.75	$31.50	$22.87	$21.75

Stock symbol: fxnc-bb

To Our Shareholders, Customers, and Friends,

This past year was one of opportunities and challenges. 2001 will be remembered for many reasons; a year of national tragedy, a year of recession, and a year of re-evaluating priorities. It will also be remembered as a year of hard work, determination and commitment to helping others.

As far as the economy is concerned, 2001 is one for the record books. The Federal Reserve lowered interest rates at every Federal Open Market Committee meeting, and three times between meetings. The key overnight rate was reduced by 4.75% in eleven months to its lowest level in over 40 years. This action was necessary due to the beginning of an economic recession and the events of September 11. At this writing it appears that rates have bottomed out and we are beginning to see signs of the recession easing.

Our company saw marked improvement in earnings this year. Even though the fourth quarter of 2001 was better than the fourth quarter of 2000 we began to see a tightening of the Net Interest Margin as loan pricing continued to fall and deposit rates could not be lowered as dramatically. We will probably see a continued reduction in the Net Interest Margin through 2002, until interest rates begin to move upward. Hopefully, when rates do increase it will be in a slower and more planned manner. It is a difficult task to manage when rates fluctuate so steeply.

Net income increased 21.5% to a record $2,595,334. Earnings per share were $3.29 for the year ended 2001 compared to $2.69 for 2000. The return on average equity increased to 12.57% in 2001.

Net interest income, after provision for loan losses, increased to $8,269,550. Provision for loan losses was increased by $51,000 to $420,000 for 2001. Loan quality remains strong.

Non-interest income increased over 9% to $1,529,238, while non-interest expenses increased 8% to $6,063,926. The increase in non-interest income is attributable to increased service charges, loan fees and brokerage income. The increase in non-interest expenses was in salaries, occupancy expenses and marketing.

The cash dividend per share, of $1.30 for 2001, with a stock price of $33.75 as of 12/31/2001, represents a yield of approximately 3.9%. As you may note from the Financial Highlights section in the front of this report our stock price has increased nicely this past year. We hope that you are as pleased as we, especially considering the dramatic decline in the stock market during 2001.

Assets grew 8.7% by $20.0 million to $249,354,496. Growth in loans of 12.4% by $20.5 million accounted for the increased assets. Deposits increased 12.7% to $197,478,818. Please note that long-term debt decreased by $4.82 million, as we repaid a Federal Home Loan Bank borrowing.

As previously mentioned, asset quality is strong as noted in Management's Discussion and Analysis section of this report. The provision for loan losses at 1.05% as of 12/31/2001 is adequate based upon thorough analysis of the loan portfolio's composition, plus historical and economic data.

Total shareholder's equity increased by $2.27 million to $21,600,230.

Also, highlighting 2001 was the election to the Boards of Directors of First National Corporation and First Bank of Mr. James R. "Richie" Wilkins, III, and Mr. John K. Marlow. Mr. Wilkins is President of Wilkins Land Development. He previously served on the Board of F&M Bank-Winchester. Mr. Marlow is President of

Marlow Motors Company. He previously served on the Boards of Peoples Bank, Front Royal, and the regional Board of Jefferson Bank. We welcome both gentlemen, who have already "rolled up their sleeves" providing invaluable leadership.

This past year we have been able to market expanded brokerage, financial planning and insurance services and fixed rate secondary market mortgage loans. Through our investment in Shenandoah Title we have begun to receive income from title insurance. Our association with PrimeVest allows us to offer a wide variety of investments, access to insurance and financial planning. We have recently hired an additional representative to expand this program. Similarly, we are offering a wider array of mortgage loans. Our efforts have improved customers' access to these products and increased fee income.



Harry S. Smith and Noel M. Borden

As our market expands and competition intensifies, we must strive to offer quality service and products from convenient locations using technology. During 2001 we began construction on a new office on Shenandoah Avenue in Front Royal. This office will be more than a conventional branch, one we call a financial services center. The current branch on Commerce Street will be reduced from a full-service branch to an express branch with drive-in and ATM services only.

We will begin construction on a site in Winchester on the corner of Valley Avenue and Jubal Early Drive by April 2002. This also will be a financial service center where we will consolidate our current Wards Plaza branch and Loan Production Office. Additionally, we placed several ATMs in local convenience stores during 2001.

We have enhanced our website, www.firstbank-va.com, and on-line banking services, including billpayer. We are encouraged by increased usage. Please visit the site if you haven't already done so. You'll find it very informative.

We have begun the process of upgrading our core banking software and hardware. Our current software will not be supported after June 2003 and our main processor, an IBM 400, must be replaced. These expenses, and the increased depreciation costs of new locations will require substantial necessary capital investment. These expenditures will produce long-term benefits, but too, some short-term pressure on earnings.

We enter 2002 optimistic of opportunities to expand profitably within our market. We are also realistic of continued increased competition. We are up for the challenge thanks to the leadership of our board, the dedication of employees, and the support of our shareholders.

Noel M. Borden	Harry S. Smith
Chairman of the Board	*President & CEO*

Corporate Information

Board of Directors First National Corp. First Bank

Douglas C. Arthur
Vice Chairman/Secretary
First National Corporation
First Bank
Attorney

Noel M. Borden
Chairman
First National Corporation
First Bank
Past President, H.L. Borden Lumber Co.

Dr. Byron A. Brill
Periodontist

Elizabeth H. Cottrell
President
Riverwood Technologies

Dr. James A. Davis
President
Shenandoah University

Christopher E. French
President
Shenandoah Telecommunications Co. and Subsidiaries

Charles E. Maddox, Jr.
Chief Engineer
G.W. Clifford & Associates

John K. Marlow
President
Marlow Motors

W. Allen Nicholls
President
Nicholls Construction, Inc.

Henry L. Shirkey
Customer Service Representative
Holtzman Oil Company
Retired Community Banker

Alson H. Smith, Jr.
Chairman
Shenandoah Foods, Inc.

Harry S. Smith
President & CEO
First National Corporation
First Bank

James R. "Richie" Wilkins, III
President
Wilkins Development Corp.

Officers of First National Corp.

Noel M. Borden
Chairman of the Board

Douglas C. Arthur
Vice Chairman/Secretary

Harry S. Smith
President
Chief Executive Officer

Stephen C. Pettit
Controller

Executive Officers of First Bank

Harry S. Smith
President/
Chief Executive Officer

J. Andrew Hershey
Sr. Vice President/
Sr. Loan Administrator

Dennis A. Dysart
Sr. Vice President/
Administration

Stephen C. Pettit
Sr. Vice President/
Controller

John Norton
Vice President
Human Resources/
Marketing

Vice Presidents

Nancy F. Abe
Vice President
Consumer Loan Manager

Gayle M. Davison
Vice President
Credit Administrator
Compliance Officer

Earl W. Foreman
Vice President
Mortgage Loan Manager

Joseph Hirst
Vice President
Commercial Loan Officer

James E. Pomeroy, III
Vice President
Regional Executive Officer

Kevin F. Smith
Vice President
Commercial Loan Manager

Joseph L. Thompson, III
Vice President
Regional Executive Officer

Branch Locations

Strasburg

Mary T. Levi
Branch Manager
112 W. King St.
Strasburg, VA 22657
540-465-9121

Winchester

Julia A. Tyler
Branch Manager
Ward Plaza
2210 Valley Ave.
Winchester, VA 22601
540-667-8300

Audrey Kleiderlein
Branch Manager
661 N. Loudoun St.
Winchester, VA 22601
540-545-2001

Gail Shanholtz
Branch Manager
3143 Valley Pike
Winchester, VA 22602
540-662-9594

Loan Production Office
9 W. Picadilly St.
Winchester, VA 22601
540-665-8812

Front Royal

Belita Ford
Branch Manager
508 N. Commerce Ave.
Front Royal, VA 22630
540-636-6149

Woodstock

Sharon Cline
Branch Manager
North Woodstock
496 N. Main St.
Woodstock, VA 22664
540-459-7400

Brenda Hulver
Branch Manager
South Woodstock
860 S. Main Street
Woodstock, VA 22664
540-459-9510

First National Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements

Table of Contents

Management's Discussion and Analysis	14
Independent Auditor's Report	18
Financial Statements:	
Consolidated Balance Sheets	19
Consolidated Statements of Income	20
Consolidated Statements of Cash Flows	22
Consolidated Statements of Changes in Stockholders' Equity	24
Notes to Consolidated Financial Statements	25

Management's Discussion and Analysis of Financial Condition and Results of Operations

First National Corporation (the "Corporation") is the holding company for First Bank (the "Bank"). First Bank Financial Services Inc. ("Financial Services") is a wholly owned subsidiary of First Bank. The following discussion and analysis of the financial condition and results of operations of the Corporation for the years ended December 31, 2001, 2000, and 1999 should be read in conjunction with the consolidated financial statements and related notes.

Overview

Earnings and assets continued to grow in 2001. Net income for 2001 was $2,595,334 compared to $2,136,787 in 2000 and $2,034,288 in 1999. Net income per share increased $0.60 per share, both basic and diluted in 2001 from 2000 ($3.29 per share basic and diluted in 2001 versus $2.69 per share basic and diluted in 2000). The increase in earnings resulted primarily from a continuing increase in the Bank's interest income and a decrease in interest expense. Return on average assets was 1.10% in 2001, .98% in 2000 and 1.00% in 1999. Return on average equity was 12.57% in 2001, 11.90% in 2000, and 11.63% in 1999.

Assets grew 8.8% in 2001. In 2000, assets grew 11.0%. Growth occurred in the loan portfolio where loans, net of unearned income and allowance for loan losses, increased $20.5 million to $185.6 million. The securities portfolio declined slightly to $43.4 million in 2001 from $44.8 million in 2000.

Results of Operations

Net interest income represents the primary source of earnings for the Corporation. Net interest income equals the amount by which interest income on earning assets, predominately loans and securities, exceeds interest expense on interest bearing liabilities, predominately deposits, short-term and long-term borrowings. The provision for loan losses and the amount of noninterest income and expense also have an effect on net income. Noninterest income and expense consists of income from service charges on deposit accounts; fees charged for various services; gains and losses from the sale of assets, both fixed assets and securities; and various administrative, operating and income tax expenses.

Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. Net interest margin is calculated by dividing tax equivalent net interest income by average earning assets and reflects the Company's net yield on its earning assets.

General. Net income has increased in each of the last three years. The increase in income in 2001 was caused by growth in earning assets and by the funding of higher yielding assets, in part, from lower priced deposits. In 2000 and 1999 net interest income increased as the Corporation continued to experience favorable asset growth.

Net Interest Income. Net interest income was $8.69 million for the year ended December 31, 2001, up $1.7 million or 14.05% over the $7.62 million reported for the same period in 2000. This increase in net interest income resulted from an increase in interest-earning assets and a decrease in the rates paid on deposit accounts during the year. In 2000, net interest income increased 1.13% or $85 thousand from $7.53 million in 1999.

Interest income as a percent of average earning assets decreased to 7.80% in 2001 from 8.29% in 2000 following an increase in 2000 from 7.94% in 1999. Interest expense as a percent of average interest-bearing liabilities increased from 4.64% in 1999 to 5.26% in 2000 and decreased to 4.58% in 2001. Net interest margin increased and interest rate spread increased in 2001 when compared to 2000. Net interest margin was 3.95% in 2001, 3.77% in 2000, and 3.98% in 1999. Interest rate spread was 3.22% in 2001, 3.03% in 2000, and 3.30% in 1999. The decline in yields on earning assets reflects a lower interest rate environment.

Provision for Loan Losses. The provision for 2001 increased to $420,000 from $369,000 in 2000. The increase was due to management's analysis of the existing loan portfolio and related credit risks.

Non-Interest Income. Non-interest income increased $127,286 or 9.08% for 2001 over 2000 compared to an increase of $282,330 or 25.22% for 2000 over 1999. The increase in non-interest income is attributed in part to service charges, which increased $86,092 in 2001 and to an increase of $67,932 in fees for other customer services. In 2001, losses on securities available for sale were $3,689. There were no sales of securities available for sale in 2000.

Non-Interest Expense. In 2001, non-interest expenses increased $453,077 or 8.08% over 2000. In 2000, non-interest expenses increased $340,066 or 6.45% over 1999. The increase in 2001 was primarily the result of the increase in other operating expenses.

Income Taxes. The corporation has adopted FASB Statement No. 109, "Accounting for Income Taxes". A more detailed discussion of the Corporation's tax calculation is contained in Note 9 to the consolidated financial statements.

Table 1 – Selected Consolidated Financial Data

	Years Ended December 31, 2001 (in thousands except ratios and per share amounts)				
	2001	**2000**	**1999**	**1998**	**1997**
Income Statement Data:					
Interest Income	$17,364	$16,951	$15,217	$13,993	$11,932
Interest Expense	8,674	9,332	7,683	7,110	5,738
Net Interest Income	8,690	7,619	7,534	6,883	6,194
Provision For Loan Losses	420	369	495	330	220
Net Interest Income After Provision For Loan Losses	8,270	7,250	7,039	6,553	5,974
Noninterest Income	1,529	1,402	1,119	1,052	908
Securities Gains (Losses)	(4)	0	1	198	11
Noninterest Expense	6,064	5,611	5,271	5,106	4,646
Income Before Income Taxes	3,735	3,041	2,887	2,697	2,247
Income Taxes	1,140	904	853	792	636
Net Income	$2,595	$2,137	$2,034	$1,905	$1,611
Per Share Data:					
Net Income, Basic	$3.29	$2.69	$2.57	$2.43	$2.08
Net Income, Diluted	3.29	2.69	2.57	2.42	2.08
Cash Dividends	1.30	1.20	1.15	1.00	0.82
Book Value At Period End	27.34	24.47	21.63	22.31	20.81
Balance Sheet Data:					
Assets	$249,354	$229,329	$206,618	$191,136	$164,589
Loans, Net Of Unearned Income	185,650	165,145	149,313	128,371	112,493
Securities	43,355	44,831	45,129	48,263	41,699
Deposits	197,479	175,194	153,422	155,008	139,762
Stockholders' Equity	21,600	19,329	17,176	17,601	16,182
Average Shares Outstanding, Diluted	790	794	792	787	776
Performance Ratios:					
Return On Average Assets	1.10%	0.98%	1.00%	1.05%	1.07%
Return On Average Equity	12.57%	11.90%	11.63%	11.31%	10.41%
Dividend Payout	39.57%	44.56%	44.72%	41.21%	39.71%
Capital And Liquidity Ratios:					
Leverage	8.97%	8.67%	8.91%	9.02%	9.99%
Risk-Based Capital Ratios:					
Tier 1 Capital	10.34%	11.28%	12.74%	13.78%	14.20%
Total Capital	11.31%	12.26%	13.73%	14.76%	15.19%

Financial Condition

General. Management continued to increase the size of the loan portfolio in 2001. Loans, net of unearned discounts and allowance for loan losses, increased $20.5 million or 12.4% from $165.1 million in 2000 to $185.6 million in 2001. This growth in loans was reflected in an 8.8% increase in assets during the year. Assets began the year at $229.3 million and grew $20.1 million to $249.4 million by year-end.

Loans. The Bank is an active lender with a loan portfolio which includes commercial and residential mortgages, commercial loans, consumer loans, both installment and credit card, real estate construction loans and home equity loans. The Bank's lending activity is concentrated on individuals and small to medium sized businesses in its primary trade area of the Virginia counties of Shenandoah, Warren, Frederick and the City of Winchester. As a provider of community oriented financial services, the Bank does not attempt to geographically diversify its loan portfolio by undertaking significant lending activity outside its primary trade area.

Commercial and industrial loans increased $5.6 million in 2001 while real estate mortgage loans secured by 1-4 family properties decreased $704 thousand. Other real estate loans, primarily commercial loans secured by real estate, increased $12.8 million and consumer loans increased $1.2 million.

Asset Quality. The Allowance for Loan Losses ("ALL") balance was $1,975,916 and $1,702,856 at December 31, 2001 and 2000, representing 1.05% and 1.02% of total loans. Non-performing assets totaled $118,113 and $251,833 at December 31, 2001 and 2000, representing 5.98% and 14.79% of the Allowance for Loan Losses.

Total losses charged against the ALL in 2001 were $181,623 compared to $165,135 in 2000, and $338,897 in 1999. Recoveries, consisting of the recovery of principal on loans previously charged against the allowance, totaled $34,683 in 2001, $51,980 in 2000, and $64,712 in 1999.

Management believes, based upon its review and analysis, that the Bank has sufficient reserves to cover any projected losses within the total loan portfolio.

Non-Performing Assets. Management classifies as non-performing both those loans on which payment has been delinquent 90 days or more and for which there is a risk of loss to either principal or interest, and Other Real Estate Owned. Other Real Estate Owned represents real property taken by the Bank either through foreclosure or through a deed in lieu thereof from the borrower. Other Real Estate Owned is booked at the lower of cost or market less estimated selling costs, and is actively marketed by the Bank through brokerage channels.

Impairment of loans having recorded investments of $80,783 at December 31, 2001 and $43,844 at December 31, 2000 has been recognized in conformity with FASB Statement No. 114. The average recorded investment in impaired loans during 2001 and 2000 was $58,722 and $21,804. The total allowance for loan losses related to these loans was $40,392 and $17,765. Interest income on impaired loans recognized for cash payments received in 2001 and 2000 were $3,136 and $3,981.

Nonaccrual loans excluded from impaired loan disclosure under FASB 114 amounted to $37,330 and $207,989 at December 31, 2001 and 2000 respectively. If interest on these loans had been accrued, such income would have approximated $500 and $2,679 for 2001 and 2000.

When a loan is placed on non-accrual status there are several negative implications as a result. First, all interest accrued but unpaid at the time of the classification is deducted from the interest income totals for the Bank. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses which necessitate additional provisions for credit losses charged against earnings.

Securities. Securities at December 31, 2001 were $43.4 million, a decrease of $1.4 million or 3.13% from the $44.8 million at the end of 2000.

As of December 31, 2001, neither the Corporation nor the Bank held any derivative financial instruments in their respective investment security portfolios.

Deposits. The Bank has made an effort in recent years to increase core deposits and control costs of funds. Deposits provide funding for the Corporation's investments in loans and securities, and the interest paid for deposits must be managed carefully to control the level of interest expense.

Deposits at December 31, 2001 were $197.5 million, an increase of $22.3 million or 12.7% from $175.2 million at December 31, 2000. Savings and interest bearing demand deposits declined $688 thousand or .85% while non-interest-bearing demand deposits increased $4.9 million or 22.00% and time deposits increased $18.1 million or 25.16%.

Liquidity. Liquidity represents an institutions ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments in securities, and loans maturing within one year. As a result of the Bank's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Bank maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' credit needs.

At December 31, 2001, cash, interest bearing and non-interest bearing deposits with banks, federal funds sold, securities, and loans maturing within one year were $104 million. As of December 31, 2001, approximately 46.44% or $87.1 million of the loan portfolio would mature or reprice within a one year period.

As of December 31, 2001, non-deposit sources of funds totaled $28.7 million, primarily comprised of Federal Home Loan Bank (FHLB) borrowings. During the year, the bank reduced its debt at the FHLB, when it repaid an Adjustable Rate Credit (ARC) advance in the amount of $5.0 million on March 22, 2001. Additional activity during the year included monthly principal reductions associated with the Principal Reducing Credit (PRC) advances. Furthermore, the bank also booked a new borrowing in the amount of $300,000 on January 3, 2001 in relationship to a real estate transaction, whereby the new branch site was purchased for the Front Royal Financial Services Center. Certainly, the bank would not typically utilize such financing; however, it was necessary to consummate the transaction.

Total FHLB borrowings at year-end included six advances. The first is a PRC advance in the original amount of $1.5 million at 6.25% due December 12, 2005; the second is a $1.3 million PRC at 6.23% due April 1, 2013; the third is a $1.0 million PRC at 5.98% due February 11, 2019; the fourth is a $10.0 million Convertible advance at 5.515% due March 17, 2008, fixed through March 17, 2003 whereby a convertible option is available to the FHLB; the fifth is a $10.0 million Convertible advance at 6.57% due March 22, 2005, fixed through March 22, 2002 whereby a convertible option is available to the FHLB; and the sixth is a $5.0 million Convertible advance at 6.49% due July 25, 2005, fixed through July 25, 2002 whereby a convertible option is available to the FHLB. If the FHLB chooses to convert any of the Convertible advances to Libor floating, the Bank has a prepayment option without penalty. The borrowing for the real estate transaction noted above is a three-year balloon note, which maintains a fifteen-year maturity date of January 3, 2016. The rate adjusts at Prime-1.50% at every balloon date.

Capital Resources. The adequacy of the Corporation's capital is reviewed by management on an ongoing basis with reference to the size, composition, and quality of the Corporation's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and absorb potential losses.

The Board of Governors of the Federal Reserve System has adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risks weighted categories. The minimum ratio of qualifying total capital to risk-weighted assets is 8.0%, of which at least 4.0% must be Tier 1 capital, composed of common equity, retained earnings and a limited amount of perpetual preferred stock, less certain goodwill items. The Corporation had a ratio of risk-weighted assets to total capital of 11.31% at December 31, 2001 and a ratio of risk-weighted assets to Tier 1 capital of 10.34%. Both of these exceed the capital requirements adopted by the federal regulatory agencies.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued two statements – Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, which will potentially impact the accounting for goodwill and other intangible assets. SFAS No. 141 eliminates the pooling method of accounting for business combinations and requires that intangible assets that meet certain criteria be reported separately from goodwill. The Statement also requires negative goodwill arising from a business combination to be recorded as an extraordinary gain. SFAS No. 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life. The Statement requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, an organization is required to re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangible assets do not meet the criteria for recognition, they should be classified as goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill. An organization also must reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly. Any negative goodwill must be written-off.

The standards generally are required to be implemented by the Corporation in its 2002 financial statements. The adoption of these standards will not have a material impact on the financial statements.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Statement is not expected to have a material effect on the Corporation's financial statements. In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It also establishes a single accounting model to long-lived assets to be disposed of by sale, which includes long-lived assets that are part of a discontinued operation. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2001. The Statement is not expected to have a material effect on the Corporation's financial statements.

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Directors
First National Corporation
Strasburg, Virginia

We have audited the accompanying consolidated balance sheets of First National Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three years ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 24, 2002

50 S. Cameron St.
P.O. Box 2560
Winchester, VA 22604
(540) 662-3417

Offices located in: Winchester, Middleburg, Leesburg, and Culpeper, Virginia
Member: American Institute of Certified Public Accountants / Virginia Society of Certified Public Accountants

FIRST NATIONAL CORPORATION

Consolidated Balance Sheets
December 31, 2001 and 2000

Assets	**2001**	**2000**
Cash and due from banks	$ 6,754,530	$ 6,307,375
Federal funds sold	5,384,000	5,315,000
Securities available for sale, at fair value	43,355,036	44,830,909
Loans, net of allowance for loan losses, 2001, $1,975,916; 2000, $1,702,856	185,649,544	165,145,316
Bank premises and equipment	5,260,451	4,312,905
Interest receivable	1,299,345	1,371,943
Other assets	1,651,590	2,045,399
Total assets	$ 249,354,496	$ 229,328,847
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing demand deposits	$ 26,911,317	$ 22,058,868
Savings and interest-bearing demand deposits	80,430,065	81,117,814
Time deposits	90,137,436	72,017,682
Total deposits	$ 197,478,818	$ 175,194,364
Long-term debt	28,704,761	33,523,164
Accrued expenses and other liabilities	1,570,687	1,281,870
Commitments and contingent liabilities	--	--
Total liabilities	$ 227,754,266	$ 209,999,398
Stockholders' Equity		
Common stock, par value $5 per share; authorized 2,000,000 shares; issued and outstanding 790,031 shares	$ 3,950,155	$ 3,950,155
Surplus	1,464,642	1,464,642
Retained earnings	15,769,700	14,201,406
Accumulated other comprehensive income (loss)	415,733	(286,754)
Total stockholders' equity	$ 21,600,230	$ 19,329,449
Total liabilities and stockholders' equity	$ 249,354,496	$ 229,328,847

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

Consolidated Statements of Income
Three Years Ended December 31, 2001

	2001	2000	1999
Interest and Dividend Income:			
Interest and fees on loans	$ 14,778,112	$ 14,022,946	$ 12,018,276
Interest on federal funds sold	178,754	175,993	60,874
Interest on deposits in banks	73,164	59,191	31,007
Interest and dividends on securities available for sale:			
Taxable	1,848,738	2,215,327	2,611,409
Nontaxable	328,531	328,000	399,140
Dividends	156,784	149,924	96,152
Total interest and dividend income	$ 17,364,083	$ 16,951,381	$ 15,216,858
Interest Expense:			
Interest on deposits	$ 6,807,000	$ 7,131,017	$ 6,273,697
Interest on federal funds purchased	3,981	62,648	104,447
Interest on long-term debt	1,863,552	2,138,546	1,304,924
Total interest expense	$ 8,674,533	$ 9,332,211	$ 7,683,068
Net interest income	$ 8,689,550	$ 7,619,170	$ 7,533,790
Provision for loan losses	420,000	369,000	495,000
Net interest income after provision for loan losses	$ 8,269,550	$ 7,250,170	$ 7,038,790

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

Consolidated Statements of Income
(Continued)
Three Years Ended December 31, 2001

	2001	2000	1999
Noninterest Income:			
Service charges	$ 920,469	$ 834,377	$ 674,458
Fees for other customer services	453,469	385,537	227,250
Realized gains (losses) on securities available for sale	(3,689)	- -	1,383
Other	158,989	182,038	216,531
Total noninterest income	$ 1,529,238	$ 1,401,952	$ 1,119,622
Noninterest Expenses:			
Salaries and employee benefits	$ 3,092,159	$ 2,954,438	$ 2,694,501
Occupancy expense	399,314	338,617	317,518
Equipment expense	520,094	496,314	511,038
Advertising	246,333	184,806	189,630
Other	1,806,026	1,636,674	1,558,096
Total noninterest expenses	$ 6,063,926	$ 5,610,849	$ 5,270,783
Income before income taxes	$ 3,734,862	$ 3,041,273	$ 2,887,629
Provision for income taxes	1,139,528	904,486	853,341
Net income	$ 2,595,334	$ 2,136,787	$ 2,034,288
Earnings Per Common Share, basic and diluted	$ 3.29	$ 2.69	$ 2.57

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

Consolidated Statements of Cash Flows

Three Years Ended December 31, 2001

		2001		2000		1999
Cash Flows from Operating Activities						
Net income	$	2,595,334	$	2,136,787	$	2,034,288
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation		397,328		406,045		447,081
Provision for loan losses		420,000		369,000		495,000
Realized (gains) losses on securities available for sale		3,689		--		(1,383)
Accretion of security discounts		(16,930)		(12,322)		(33,037)
Amortization of security premiums		143,029		88,334		171,476
Deferred tax (benefit)		(34,000)		(58,521)		(77,398)
Changes in assets and liabilities:						
(Increase) decrease in accrued interest receivable		72,598		(206,341)		(14,651)
(Increase) decrease in other assets		85,435		(604,420)		(385,471)
Increase (decrease) in accrued expenses and other liabilities		(73,070)		430,953		33,852
Net cash provided by operating activities	$	3,593,413	$	2,549,515	$	2,669,757
Cash Flows from Investing Activities						
Proceeds from sale of securities available for sale	$	757,901	$	--	$	8,983,346
Proceeds from maturities, calls, and principal payments of investment securities		--		--		19,487
Proceeds from maturities, calls, and principal payments of securities available for sale		9,631,095		2,281,976		7,275,640
Purchase of securities available for sale		(7,978,537)		(460,723)		(15,841,279)
(Increase) decrease in federal funds sold		(69,000)		(5,315,000)		2,859,000
Purchases of bank premises and equipment		(1,002,500)		(86,404)		(549,754)
Net (increase) in loans		(20,924,228)		(15,871,676)		(21,437,052)
Proceeds on sale of other real estate		--		14,000		--
Net cash (used in) investing activities	$	(19,585,269)	$	(19,437,827)	$	(18,690,612)

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

Consolidated Statements of Cash Flows
(Continued)
Three Years Ended December 31, 2001

	2001	2000	1999
Cash Flows from Financing Activities			
Net increase in demand deposits,			
NOW accounts, and savings accounts	$ 4,164,700	$ 4,583,064	$ 4,047,772
Net increase (decrease) in certificates of deposit	18,119,754	17,189,596	(5,633,852)
Proceeds from long-term debt	- -	29,500,000	24,000,000
Principal payments on long-term debt	(4,818,403)	(29,598,908)	(8,087,755)
Net proceeds from issuance of common stock	119,635	132,481	139,794
Cash dividends paid	(1,027,040)	(952,224)	(909,743)
Acquistion of common stock	(119,635)	(219,273)	- -
Increase (decrease) in federal funds purchased	- -	(1,547,000)	1,547,000
Net cash provided by financing activities	$ 16,439,011	$ 19,087,736	$ 15,103,216
Increase (decrease) in cash and cash equivalents	$ 447,155	$ 2,199,424	$ (917,639)
Cash and Cash Equivalents			
Beginning	6,307,375	4,107,951	5,025,590
Ending	$ 6,754,530	$ 6,307,375	$ 4,107,951
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 8,538,048	$ 9,186,638	$ 7,697,721
Income taxes	$ 1,210,185	$ 975,293	$ 910,863
Supplemental Disclosures of Noncash Investing and Financing Activities			
Unrealized gain (loss) on securities available for sale	$ 1,064,374	$ 1,598,977	$ (2,559,080)
Loan originated on settlement of other real estate	$ - -	$ 329,181	$ - -
Transfer of real estate from other assets to bank premises and equipment	$ 342,374	$ - -	$ - -

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

Consolidated Statements of Changes in Stockholders' Equity
Three Years Ended December 31, 2001

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance, December 31, 1998	$ 3,944,515	$ 1,417,280	$ 11,892,298	$ 346,915		$ 17,601,008
Comprehensive income:						
Net income	--	--	2,034,288	--	$ 2,034,288	2,034,288
Other comprehensive income net of tax:						
Unrealized holding losses arising during the period (net of tax, $869,617)	--	--	--	--	(1,688,080)	--
Reclassification adjustment (net of tax, $470)	--	--	--	--	(913)	--
Other comprehensive income (net of tax, $870,087)	--	--	--	(1,688,993)	(1,688,993)	(1,688,993)
Total comprehensive income	--	--	--	--	$ 345,295	--
Cash dividends - $1.15 per share	--	--	(909,743)	--		(909,743)
Issuance of 1,553 shares of common stock, employee stock options	7,765	30,042	--	--		--
Issuance of 3,535 shares of common stock, dividend reinvestment plan	17,675	84,312	--	--		--
Balance, December 31, 1999	$ 3,969,955	$ 1,531,634	$ 13,016,843	$ (1,342,078)		$ 17,036,560
Comprehensive income:						
Net income	--	--	2,136,787	--	$ 2,136,787	2,136,787
Other comprehensive income net of tax, unrealized holding gains arising during the period (net of tax, $543,653)	--	--	--	1,055,324	1,055,324	1,055,324
Total comprehensive income	--	--	--	--	$ 3,192,111	--
Cash dividends - $1.20 per share	--	--	(952,224)	--		(952,224)
Issuance of 640 shares of common stock, employee stock options	3,200	11,520	--	--		--
Issuance of 5,233 shares of common stock, dividend reinvestment plan	26,165	91,596	--	--		117,761
Acquisition of 9,833 shares of common stock	(49,165)	(170,108)	--	--		(219,273)
Balance, December 31, 2000	$ 3,950,155	$ 1,464,642	$ 14,201,406	$ (286,754)		$ 19,174,935
Comprehensive income:						
Net income	--	--	2,595,334	--	$ 2,595,334	2,595,334
Other comprehensive income net of tax, unrealized holding gains arising during the period (net of tax, $360,633)	--	--	--	--	700,052	--
Reclassification adjustment (net of tax, $1,254)	--	--	--	--	2,435	--
Other comprehensive income (net of tax, $361,887)	--	--	--	702,487	702,487	702,487
Total comprehensive income					$ 3,297,821	
Cash dividends - $1.30 per share	--	--	(1,027,040)	--		(1,027,040)
Issuance of 3,900 shares of common stock, dividend reinvestment plan	19,500	100,135	--	--		--
Acquisition of 3,900 shares of common stock	(19,500)	(100,135)	--	--		--
Balance, December 31, 2001	$ 3,950,155	$ 1,464,642	$ 15,769,700	$ 415,733		$ 21,445,716

See Notes to Consolidated Financial Statements.

Note 1. Nature of Banking Activities and Significant Accounting Policies

First National Corporation is a bank holding company, which owns First Bank (the Bank) and First Bank Financial Services. The Bank provides commercial, residential and consumer loans, and a variety of deposit products to its customers in the Shenandoah Valley Region of Virginia.

The accounting and reporting policies of the Corporation conform to generally accepted accounting principles and to accepted practices within the banking industry.

Principles of Consolidation

The consolidated financial statements of First National Corporation and its wholly-owned subsidiaries, First Bank and First Bank Financial Corporation, include the accounts of all three companies. All material intercompany balances and transactions have been eliminated in consolidation.

Securities

Securities classified as held to maturity are those debt securities the Corporation has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

Securities classified as available for sale are those debt and equity securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Corporation's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Declines in the fair value of individual securities classified as either held to maturity or available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

Loans

The Corporation grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Shenandoah Valley Region of Virginia. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. For financial reporting, depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to forty years. Gains and losses on routine dispositions are reflected in current operations.

Other Real Estate

Assets acquired through or in lieu of, foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Corporation has defined cash equivalents as those amounts included in the balance sheet caption "Cash and Due from Banks".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets.

Advertising Costs

The Corporation follows the policy of charging the production costs of advertising to expense as incurred. Total advertising expense incurred for 2001, 2000 and 1999 was $246,333, $184,806 and $189,630, respectively.

Note 2. Securities

Amortized costs and fair values of securities available for sale as of December 31, 2001 and 2000, are as follows:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Obligations of U.S. government corporations and agencies	$ 33,366,985	$ 568,263	$ (6,229)	$ 33,929,019
Obligations of states and political subdivisions	6,715,149	79,919	(68,804)	6,726,264
Corporate securities	2,831	56,750	- -	59,581
Other	2,640,172	- -	- -	2,640,172
	$ 42,725,137	$ 704,932	$ (75,033)	$ 43,355,036

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 35,977,702	$ 9,820	$ (485,782)	$ 35,501,740
Obligations of states and political subdivisions	6,827,133	81,814	(86,541)	6,822,406
Corporate securities	816	46,214	- -	47,030
Other	2,459,733	- -	- -	2,459,733
	$ 45,265,384	$ 137,848	$ (572,323)	$ 44,830,909

The Corporation had no securities classified as held to maturity at December 31, 2001 or 2000.

The amortized cost and fair value of securities available for sale as of December 31, 2001, by contractual maturity, are shown below. Maturities may differ from contractual maturities in corporate securities because they may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Due within one year	$ 3,021,483	$ 3,090,410
Due after one year through five years	10,592,939	10,856,609
Due after five years through ten years	7,479,068	7,572,767
Due after ten years	18,988,644	19,135,497
Corporate securities	2,831	59,581
Other	2,640,172	2,640,172
	$ 42,725,137	$ 43,355,036

Proceeds from sales of securities available for sale during 2001 and 1999 were $757,901 and $8,983,346, respectively. There were no sales of securities available for sale during 2000. Gross gains of $58,652 were realized on those sales during 1999, and gross losses of $3,689 and $57,269 were realized on those sales during 2001 and 1999, respectively.

Securities having a book value of $15,935,537 and $19,011,159 at December 31, 2001 and 2000, were pledged to secure public deposits and for other purposes required by law.

Note 3. Loans

Loans at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
	(in thousands)	
Mortgage loans on real estate:		
Construction	$ 9,648	$ 8,836
Secured by farm land	2,094	1,791
Secured by 1-4 family residential	36,884	37,588
Other real estate loans	57,761	46,124
Loans to farmers (except those secured by real estate)	565	529
Commercial and industrial loans (except those secured by real estate)	41,536	35,971
Consumer installment loans	35,248	34,024
All other loans	3,893	1,990
Total loans	$ 187,629	$ 166,853
Less: Unearned income	3	5
Allowance for loan losses	1,976	1,703
Loans, net	$ 185,650	$ 165,145

Note 4. Allowance for Loan Losses

Transactions in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999, were as follows:

	2001	2000	1999
Balance at beginning of year	$ 1,702,856	$ 1,447,011	$ 1,226,196
Provision charged to operating expense	420,000	369,000	495,000
Loan recoveries	34,683	51,980	64,712
Loan charge-offs	(181,623)	(165,135)	(338,897)
Balance at end of year	$ 1,975,916	$ 1,702,856	$ 1,447,011

Impairment of loans having recorded investments of $80,783 at December 31, 2001 and $43,844 at December 31, 2000 has been recognized in conformity with SFAS Statement No. 114. All of these loans had a related allowance for loan losses. The total allowance for loan losses related to these loans was $40,392 and $17,765. The average recorded investment in impaired loans during 2001 and 2000 was $58,722 and $21,804. Interest income on impaired loans recognized for cash payments received in 2001 and 2000 were $3,136 and $3,981.

Nonaccrual loans excluded from impaired loan disclosure under SFAS 114 amounted to $37,330 and $207,989 at December 31, 2001 and 2000, respectively. If interest on these loans had been accrued, such income would have approximated $500 and $2,679 for 2001 and 2000.

Note 5. Bank Premises and Equipment

Bank premises and equipment are summarized as follows at December 31, 2001 and 2000:

	2001	2000
Land	$ 865,039	$ 321,516
Buildings and leasehold improvements	4,262,577	4,234,615
Furniture and equipment	4,989,827	4,700,097
Construction in process	566,369	82,710
	$ 10,683,812	$ 9,338,938
Less accumulated depreciation	5,423,361	5,026,033
	$ 5,260,451	$ 4,312,905

Depreciation expense included in operating expenses for 2001, 2000 and 1999 was $397,328, $406,045 and $447,081, respectively.

Note 6. Deposits

The aggregate amount of time deposits, in denominations of $100,000 or more, was $29,249,789 and $17,927,635 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002	$ 40,511,444
2003	27,560,817
2004	15,205,226
2005	1,966,070
2006	4,893,879
	$ 90,137,436

Note 7. Short-Term Borrowings

The Corporation had unused lines of credit totaling $34,374,400 available with non-affiliated banks at December 31, 2001.

Note 8. Long-Term Debt

At December 31, 2001, the Corporation had borrowings from the Federal Home Loan Bank system totaling $28,415,555 which mature through February 11, 2019. The interest rate on these notes payable ranges from 5.52% to 6.25%. The Corporation has pledged real estate loans totaling $32,795,000 at December 31, 2001, and Federal Home Loan Bank stock as collateral on these borrowings.

The Bank has a $289,206 note payable, secured by a deed of trust, which requires monthly payments of $2,254, and maturing January 3, 2016. The interest rate on this loan is 4%.

The contractual maturities of long-term debt are as follows:

2002	$ 130,198
2003	143,711
2004	155,581
2005	16,390,551
2006	139,757
Later years	11,744,963
	$ 28,704,761

Note 9. Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2001 and 2000:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 585,419	$ 492,579
Pension payable	137,391	155,809
Interest on nonaccrual loans	917	911
Securities available for sale	- -	147,722
	$ 723,727	$ 797,021
Deferred tax liabilities:		
Depreciation	$ 111,536	$ 93,800
Bond accretion	3,810	3,139
Loan origination costs	99,563	77,542
Securities available for sale	214,166	- -
	$ 429,075	$ 174,481
	$ 294,652	$ 622,540

The provision for income taxes charged to operations for the years ended December 31, 2001, 2000 and 1999, consists of the following:

	2001	2000	1999
Current tax expense	$ 1,173,528	$ 963,007	$ 930,739
Deferred tax (benefit)	(34,000)	(58,521)	(77,398)
	$ 1,139,528	$ 904,486	$ 853,341

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2001, 2000 and 1999, due to the following:

	2001	2000	1999
Computed "expected" tax expense	$ 1,269,853	$ 1,034,416	$ 981,794
(Decrease) in income taxes resulting from:			
Tax-exempt interest income	(111,925)	(111,323)	(116,413)
Other	(18,400)	(18,607)	(12,040)
	$ 1,139,528	$ 904,486	$ 853,341

Low income housing credits totaled $31,923 for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 10. Fund Restrictions and Reserve Balance

Transfers of funds from the banking subsidiary to the parent corporation in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2001, the aggregate amount of unrestricted funds which could be transferred from the banking subsidiary to the parent corporation, without prior regulatory approval, totaled $3,753,471.

The Bank must maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. For the final weekly reporting period in the years ended December 31, 2001 and 2000, the aggregate amounts of daily average required balances were approximately $1,013,000 and $818,000, respectively.

Note 11. Benefit Plans

The Bank has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age with one year of service. Benefits are generally based upon years of service and average compensation for the five highest-paid consecutive years of service. The Bank funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act. The following table provides a reconciliation of the changes in the plan benefit obligation and the fair value of assets over the three periods ended December 31, 2001 computed as of October 1 of each respective year.

	2001	2000	1999
Change in Benefit Obligation			
Benefit obligation, beginning of year	$ 1,955,417	$ 1,689,449	$ 1,559,147
Service cost	40,397	168,658	150,965
Interest cost	146,656	126,575	116,936
Actuarial (gain) loss	(62,709)	111,787	(72,350)
Benefits paid	(99,651)	(141,052)	(65,249)
Benefit obligation, end of year	$ 1,980,110	$ 1,955,417	$ 1,689,449
Changes in Plan Assets			
Fair value of plan assets, beginning of year	$ 1,615,804	$ 1,537,774	$ 1,262,632
Actual return on plan assets	(176,302)	219,082	159,395
Employer contributions	94,305	- -	180,996
Benefits paid	(99,651)	(141,052)	(65,249)
Fair value of assets, end of year	$ 1,434,156	$ 1,615,804	$ 1,537,774
Funded status	$ (545,954)	$ (339,613)	$ (151,675)
Unrecognized net actuarial (gain) loss	156,530	(102,485)	(117,140)
Unrecognized net obligation at transition	(50,629)	(56,255)	(61,881)
Unrecognized prior service cost	35,961	39,231	42,501
Accrued cost included in other liabilities	$ (404,092)	$ (459,122)	$ (288,195)

	2001	2000	1999
Components of Net Periodic Benefit Cost			
Service cost	$ 40,397	$ 168,658	$ 150,965
Interest cost	146,656	126,575	116,936
Expected return on plan assets	(145,422)	(121,950)	(101,120)
Amortization of prior service cost	3,270	3,270	3,270
Amortization of net obligation at transition	(5,626)	(5,626)	(5,626)
Net periodic benefit cost	$ 39,275	$ 170,927	$ 164,425
Weighted-Average Assumptions as of December 31			
Discount rate	7.50%	7.50%	7.50%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The Corporation provides a 401(k) profit sharing plan for all eligible employees. Participating employees may elect to contribute up to 21% of their compensation subject to certain limits based on federal tax laws. The Corporation makes matching contributions equal to one-half of the first six percent of an employee's compensation contributed to the Plan. Employee contributions vest immediately. Matching contributions vest after the employee has reached five years of service. The Corporation has the discretion to make a profit sharing contribution to the Plan each year based on overall performance, profitability, and other economic factors. For the years ended December 31, 2001, 2000 and 1999, expense attributable to the Plan amounted to $57,004, $57,978 and $48,572, respectively.

Effective January 1, 2000, the Corporation established an employee stock ownership plan (ESOP). The ESOP provides an opportunity for the Corporation to award shares of First National Corporation stock to employees at its discretion. During the year ended December 31, 2001, the Corporation contributed $75,385 to the ESOP. The ESOP had no activity during the year ended December 31, 2000 and no contributions were made to the ESOP during that year.

On January 6, 1999, the Bank adopted a Director Split Dollar Life Insurance Plan. This Plan provides life insurance coverage to insurable directors of the Bank. The Bank owns the policies and is entitled to all values and proceeds. The Plan provides retirement benefits and the payment of benefits at the death of the insured director. The amount of benefits will be determined by the performance of the policies over the director's life.

Note 12. Commitments and Contingencies

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying financial statements. These commitments expose the Corporation to varying degrees of credit and market risk and are subject to the same credit and risk limitation reviews as those recorded on the balance sheet.

The Corporation enters into commitments to extend credit and standby letters of credit to meet the financing needs of its customers. The following table summarizes outstanding commitments to extend credit at December 31, 2001 and 2000:

	2001	2000
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 27,265,000	$ 25,221,000
Standby letters of credit	$ 2,361,525	$ 1,080,266

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized as deemed necessary and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds security agreements on accounts receivable, inventory and equipment as collateral supporting those commitments for which collateral is deemed necessary.

The Corporation has cash accounts in other commercial banks. The amount on deposit at these banks at December 31, 2001, exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $12,611.

Note 13. Transactions With Related Parties

During the year, employees, executive officers and directors (and companies controlled by them) were customers of and had transactions with the Corporation in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers.

At December 31, 2001 and 2000, these loans, which in the aggregate exceeded $60,000 to the borrower, totaled $2,261,951 and $3,238,564, respectively. During 2001, total principal additions were $2,222,880 and total principal payments were $3,199,493.

Note 14. Lease Commitments

The Corporation was obligated under noncancelable leases for the banking premises. Total rental expense for operating leases for 2001, 2000 and 1999 was $95,828, $51,099 and $43,259, respectively. Minimum rental commitments under noncancelable leases with terms in excess of one year as of December 31, 2001 were as follows:

Year	Operating Leases
2002	$ 24,720
2003	16,120
Total minimum payments	$ 40,840

Note 15. Dividend Reinvestment Plan

The Corporation has in effect a Dividend Reinvestment Plan (DRIP) which provides an automatic conversion of dividends into common stock for enrolled shareholders. Stock is issued at 100% of fair market value on each dividend record date.

Shares of common stock can be issued by the Corporation or purchased in the open market for the additional shares required for the DRIP. Prior to 2000, the Corporation issued common shares for the reinvestment of dividends. The Corporation purchased common stock in the open market for the years ended December 31, 2001 and 2000.

Note 16. Fair Value of Financial Instruments and Interest Rate Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes.

Loan Receivables

For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2001 and 2000, the carrying amounts of loan commitments and stand-by letters of credit were deemed to approximate fair value.

The estimated fair values of the Corporation's financial instruments are as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)		(in thousands)	
Financial assets:				
Cash and short-term investments	$ 12,139	$ 12,139	$ 11,622	$ 11,622
Securities	43,355	43,355	44,831	44,831
Loans	185,650	187,954	165,145	170,129
Accrued interest receivable	1,299	1,299	1,372	1,372
Financial liabilities:				
Deposits	$ 197,479	$ 200,409	$ 175,194	$ 176,504
Long-term debt	28,705	31,093	33,523	34,852
Accrued interest payable	693	693	556	556

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Corporation's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation's overall interest rate risk.

Note 17. Regulatory Matters

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001, that the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Corporation's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amount in Thousands)			
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 23,161	11.31%	$ 16,387	8.0%	N/A	N/A
First Bank	$ 22,771	11.13%	$ 16,364	8.0%	$ 20,455	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 21,185	10.34%	$ 8,194	4.0%	N/A	N/A
First Bank	$ 20,795	10.17%	$ 8,182	4.0%	$ 12,273	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 21,185	8.97%	$ 9,451	4.0%	N/A	N/A
First Bank	$ 20,795	8.45%	$ 9,849	4.0%	$ 12,311	5.0%
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 21,319	12.26%	$ 13,917	8.0%	N/A	N/A
First Bank	$ 21,093	12.13%	$ 13,907	8.0%	$ 17,384	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 19,616	11.28%	$ 6,959	4.0%	N/A	N/A
First Bank	$ 19,390	11.15%	$ 6,954	4.0%	$ 10,430	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 19,616	8.67%	$ 9,054	4.0%	N/A	N/A
First Bank	$ 19,390	8.58%	$ 9,044	4.0%	$ 11,305	5.0%

Note 18. Incentive Stock Option Plan

The Corporation had an incentive stock option plan for all full-time employees, which expired in 1995. Options previously granted may be exercised by the participants until the options expire, which is five years after the date of the original option grant. All options expired during the year ended December 31, 2000.

The status of the stock option plan during 2000 and 1999, is as follows:

	2000		1999	
	Weighted Average Number of Shares	Exercise Price	Weighted Average Number of Shares	Exercise Price
Outstanding at January 1	3,560	$ 23.00	6,555	$ 23.43
Exercised	(640)	23.00	(1,553)	23.93
Forfeited	(2,920)	23.00	(1,442)	23.95
Outstanding and exercisable at year end	- -	- -	3,560	23.00

Note 19. Earnings Per Share

The following table presents the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. Potential dilutive common stock has no effect on income available to common stockholders.

	2001		2000		1999	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic EPS	790,031	$ 3.29	793,724	$ 2.69	790,947	$ 2.57
Effect of dilutive securities, stock options	- -		34		935	
Diluted EPS	790,031	$ 3.29	793,758	$ 2.69	791,882	$ 2.57

Note 20. Parent Corporation Only Financial Statements

FIRST NATIONAL CORPORATION
(Parent Corporation Only)

Balance Sheets
December 31, 2001 and 2000

Assets	**2001**	**2000**
Cash	$ 26,599	$ 27,659
Investment in subsidiaries, at cost, plus undistributed net income	21,212,266	19,103,387
Other assets	361,365	198,403
Total assets	$ 21,600,230	$ 19,329,449
Liabilities and Stockholders' Equity		
Liabilities	$ - -	$ - -
Stockholders' Equity		
Common stock	$ 3,950,155	$ 3,950,155
Surplus	1,464,642	1,464,642
Retained earnings	15,769,700	14,201,406
Accumulated other comprehensive income (loss)	415,733	(286,754)
Total stockholders' equity	$ 21,600,230	$ 19,329,449
Total liabilities and stockholders' equity	$ 21,600,230	$ 19,329,449

FIRST NATIONAL CORPORATION
(Parent Corporation Only)

Statements of Income
Three Years Ended December 31, 2001

	2001	2000	1999
Income, dividends from subsidiary	$ 1,231,000	$ 1,076,513	$ 800,000
Expenses:			
Registration fees	$ 850	$ 850	$ 850
Stationery and supplies	16,095	19,218	15,599
Legal and professional fees	65,868	60,191	22,121
Other	28,407	34,883	22,333
Total expenses	$ 111,220	$ 115,142	$ 60,903
Income before allocated tax benefits and undistributed income of subsidiary	$ 1,119,780	$ 961,371	$ 739,097
Allocated income tax benefits	69,162	70,642	52,886
Income before equity in undistributed income of subsidiary	$ 1,188,942	$ 1,032,013	$ 791,983
Equity in undistributed income of subsidiary	1,406,392	1,104,774	1,242,305
Net income	$ 2,595,334	$ 2,136,787	$ 2,034,288

FIRST NATIONAL CORPORATION
(Parent Corporation Only)

Statements of Cash Flows
Three Years Ended December 31, 2001

	2001	2000	1999
Cash Flows from Operating Activities			
Net income	$ 2,595,334	$ 2,136,787	$ 2,034,288
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	(1,406,392)	(1,104,774)	(1,242,305)
(Increase) decrease in other assets	(162,962)	(28,053)	1,640
Net cash provided by operating activities	$ 1,025,980	$ 1,003,960	$ 793,623
Cash Flows from Financing Activities			
Net proceeds from issuance of common stock	$ 119,635	$ 132,481	$ 139,794
Cash dividends paid	(1,027,040)	(952,224)	(909,743)
Acquisition of common stock	(119,635)	(219,273)	- -
Net cash used in financing activities	$ (1,027,040)	$ (1,039,016)	$ (769,949)
Increase (decrease) in cash and cash equivalents	$ (1,060)	$ (35,056)	$ 23,674
Cash and Cash Equivalents			
Beginning	27,659	62,715	39,041
Ending	$ 26,599	$ 27,659	$ 62,715

Shareholder Information

Common Stock

First National Corporation's common stock is traded on the over-the-counter (OTC) market and quoted in the OTC Bulletin Board where our symbol is **FXNC–BB**.

Copies of Form 10-K

Copies of First National Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by shareholders at no charge by writing:

Steve Pettit
First National Corporation
112 West King Street
Strasburg, Virginia 22657
spettit@firstbank-va.com

Stock Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-368-5948

Dividend Reinvestment

Registered holders of First National Corporation stock are eligible to participate in the Corporation's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of First National Corporation common stock. For an information and authorization form or to receive additional information on this plan, contact:

Nancy Fitchett
First National Corporation
112 West King Street
Strasburg, Virginia 22657
888-647-1265
nfitchett@firstbank-va.com

Shareholder Information

For additional information, contact:
Steve Pettit
First National Corporation
112 West King Street
Strasburg, Virginia 22657
888-647-1265
spettit@firstbank-va.com

Independent Auditors

Yount, Hyde & Barbour, P.C.
Post Office Box 2560
Winchester, Virginia 22604

FIRST NATIONAL CORPORATION
112 West King Street
Strasburg, Virginia 22657
540.465.9121
www.firstbank-va.com